EXHIBIT 3.4

CardioDynamics—The ICG Company

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

This Code of Business Conduct and Ethics (the “Code”) sets forth the policies with respect to the way we at CardioDynamics International Corporation (the “Company”) conduct ourselves individually and operate our business. The provisions of this Code are designed to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. All employees, temporary employees, officers and directors of the Company are required to certify their understanding of, and intent to comply with the provisions of this Code prior to starting work. References to employees contained in this Code should be understood as referring to officers and directors as well.

In the course of performing our various roles in the Company, each of us will encounter ethical questions in different forms and under a variety of circumstances. Moments of ethical uncertainty may arise in our dealings with fellow employees, with customers, or with other parties such as government entities or members of our community. Our employees should never be content with simply obeying the letter of the law, but must also strive to comport themselves in an honest and ethical manner. This Code provides rules and procedures to help our employees, officers and directors recognize and respond to situations that present ethical issues. For guidance with respect to issues not addressed in this Code, employees are directed to our Compliance Manual which sets forth the Company’s policies on a wide range of issues that arise in the course of employment.

The reputation of the Company is our greatest asset and its value relies on the character of its employees. In order to protect this asset, the Company will not tolerate unethical behavior by employees, officers or directors. Those who violate the standards in this Code will be subject to disciplinary action. If you are concerned about taking an action that may violate the Code or are aware of a violation by another employee, an officer or a director, follow the guidelines set forth in Sections 7 and 8 of this Code.

1. Compliance with Laws, Rules and Regulations

Company policy requires that all employees, officers and directors of the Company comply fully with both the spirit and the letter of all laws, rules and regulations. Whenever an applicable law, rule or regulation is unclear or seems to conflict with either another law or any provision of this Code, all employees, officers and directors are urged to seek clarification from their supervisor, the appropriate compliance official.

2. Conflicts of Interest

Every employee has a primary business responsibility to the Company and must avoid conflicts of interest. A conflict of interest arises when an employee takes actions or enters into relationships that oppose the interests of the Company or interfere with the employee’s performance or independent judgment when carrying out his or her duties. The Company strictly prohibits its employees from taking any action or entering into any relationship that creates, or even appears to create, a conflict of interest without the prior approval of a supervisor. The Company’s principal executive officers must receive approval of the Board or a Board committee prior to taking any action or entering into any relationship that creates, or even appears to create, a conflict of interest. For purposes of determining whether a conflict exists, the actions of an employee’s immediate family members are treated as those of the employee and are therefore subject to the same considerations.

In order to avoid such conflicts, an employee may not receive any payments, compensation, or gifts, other than gifts of nominal value, from any entity that does business or seeks to do business with the Company. Furthermore, employees may not use Company property, information or influence or their position in the Company for improper personal gain. Employees must be sensitive to other potential conflicts of interest that may arise and use their best efforts to avoid the conflict.

If an employee has any questions regarding the Company’s policy on conflicts of interest or need assistance in avoiding a potential conflict of interest, he or she is urged to seek the advice of a supervisor or the Ethics Officer.

3. Fair Dealing

Although the prosperity of our Company depends on our ability to outperform our competitors, the Company is committed to achieving success by fair and ethical means. We seek to maintain a reputation for honesty and fair dealing among our competitors and the public alike. In light of this aim, the Company prohibits employees from engaging in any dishonest, unethical or unlawful business practices. An exhaustive list of unethical practices cannot be provided. Instead, the Company relies on the judgment of each individual employee to avoid such practices. Furthermore, each employee should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair business practice.

4. Books and Records, Accounting Controls and Disclosures

The Company requires that all its books and records be maintained accurately and with honesty. This requires that no fund, asset, liability, revenue or expense be concealed or incompletely recorded for any purpose. All entries must be supported by documentation adequate to permit the books and records to be verified by audit. Proper accounting requires not only careful compliance by the Company’s accountants, but also the cooperation of all employees who are involved in keeping financial records of any type.

The Company’s internal auditing mechanism is essential to ensuring the accurate reporting of the Company’s financial information. The Audit Committee has the responsibility to review the Company’s policies and practice with respect to financial reporting. By conducting this review, the Audit Committee helps the Company identify deficiencies in its practices so that they can be promptly corrected. Auditors shall have unrestricted access to all Company documents and records. All employees are required to cooperate fully with internal and external audits. In no case may an employee make a false or misleading statement to any internal or external auditor, withhold records, or otherwise interfere with an audit. An employee who has knowledge of any unreported or improperly reported financial activity must report such information to a supervisor, the Ethics Officer or the Audit Committee.

The Company recognizes that the investment community derives information regarding the Company’s financial condition primarily from the Company’s filings with the Securities and Exchange Commission. To promote the transparency of its financial operations, the Company has a strict policy requiring that all filings with the Securities and Exchange Commission be fair, accurate and timely.

5. Waivers

The Company expects all employees, officers and directors to comply with the provisions of this Code. Any waiver of this Code for executive officers or directors may be made only by the Board of Directors and will be promptly disclosed to the public as required by law and the Nasdaq rules. When necessary, a waiver will be accompanied by appropriate controls designed to protect the Company.

6. Compliance Resources

In some situations, an employee may be uncertain how to proceed in compliance with this Code. This uncertainty may concern the ethical nature of the employee’s own acts or the employee’s duty to report the unethical acts of another. When determining the proper course of action, the employee should carefully analyze the situation and seek guidance from his or her supervisor or other appropriate personnel in accordance with the following four steps:

1.	Gather all the facts. Do not take any action that may violate the Code until you have gathered all the facts that are required to make a well-informed decision and, if necessary, you have consulted with your supervisor or the Ethics Officer.

2.	Ask whether the action is unlawful or contrary to the Code. If the action is unlawful or contrary to the provision of this Code, you should not carry out the act. If you believe that the Code has been violated by an employee, an officer or a director, you must promptly report the violation in accordance with the procedures set forth in Section 7.

3.	Discuss the problem with your supervisor. It is your supervisor’s duty to assist the employees to comply with this Code. Feel free to discuss the situation with your supervisor if you have any questions. You will suffer no retaliation for seeking such guidance.

4.	If necessary, seek additional resources. Any officer is available to speak with you about problematic situations if you do not feel comfortable approaching your direct supervisor. Alternatively, an ethics hotline has been established to assist you with ethics matter. Simply dial the toll free number listed on our telephone directory to reach an ethics expert for anonymous counseling. You may also request assistance in writing by sending a request to the Ethics Officer at 6175 Nancy Ridge Drive, Suite 300, San Diego, California 92121.

7. Reporting Procedures

All employees have a duty to report any violations of this Code, as well as violations of any laws, rules, or regulations. Employees also have a duty to report any transaction or relationship that could reasonably be expected to give rise to a conflict of interest.

If you are aware of a potential conflict of interest or believe that an employee has violated the Code, you must promptly report the violation to his or her direct supervisor or the Ethics Officer. If a report is made to a supervisor, the supervisor must in turn report the violation to the Ethics Officer. All violations by an officer or director of the Company must be reported directly to the Ethics Officer. Employees may also choose to report any violations regarding record keeping or financial reporting to the Audit Committee Chair.

Reports may be made in person, by telephone by calling the toll free number listed on our telephone directory, or in writing by sending a description of the violation and the names of the parties involved to the appropriate personnel mentioned in the preceding paragraph. Reports to the Ethics Officer or Audit committee may be sent to the following address: 6175 Nancy Ridge Drive, San Diego, California 92121.

When reporting a violation, you may choose to remain anonymous. However, if you make an anonymous report, you should create and preserve your own record of this report in order to be able to demonstrate your compliance with the requirement of reporting violations. Generally speaking, every effort will be made to maintain the confidentiality of reports of potential violations. However, there may be a point where the identity of the reporting employee may become known or may have to be revealed in the course of the investigation or to take corrective action.

The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations. Any employee who attempts to or encourages others to retaliate against an individual who has reported a violation will be subject to disciplinary action.

8. Disciplinary Action

The Company has implemented the following disciplinary policies to ensure that prompt and consistent actions are taken in response to Code violations:

1. Range of Penalties. All violations of this Code will be treated seriously and will result in the prompt imposition of penalties which may include (1) an oral or written warning, (2) a reprimand, (3) suspension, (4) termination and/or (5) restitution. Violations will also be reported to the appropriate regulatory agencies or other authorities.

2. Disciplinary Process. The penalty for a particular violation will be decided on a case-by-case basis and will depend on the nature and severity of the violation as well as the employee’s history of non-compliance and cooperation in the disciplinary process. Significant penalties will be imposed for violations resulting from intentional or reckless behavior. Penalties may also be imposed when an employee fails to report a violation due to the employee’s indifference, deliberate ignorance or reckless conduct.

3. Consistent Enforcement. All employees, officers and directors will be treated equally with respect to the imposition of disciplinary measures. Pursuant to this policy, all levels of employees will be subject to the same disciplinary action for the commission of a similar offense.

Code of Business Conduct and Ethics Certification

All CardioDynamics employees, temporary employees, executive officers and board members are required to certify their understanding of, and intent to comply with the provisions of this company Code of Business Conduct and Ethics prior to commencement of work.

CERTIFICATION

I certify that I have read, understand and agree to abide by the CardioDynamics Code of Ethics Policy.

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